UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

SELIGMAN LASALLE INTERNATIONAL REAL ESTATE FUND, INC.

Address of Principal Business Office (No. & Street, State, Zip Code):

100 Park Avenue, New York, New York 10017

Telephone Number (including area code): (212) 850-1864

Name and address of agent for service of process:

THE CORPORATION TRUST INCORPORATED, 300 EAST LOMBARD STREET,

BALTIMORE, MARYLAND 21202

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940

concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in The City of New York and the State of New York on the 13th day of March, 2007.

LASALLE INTERNATIONAL REAL ESTATE FUND, INC.

By:	/s/ Brian T. Zino
Name:	Brian T. Zino
Title:	President

Attest:	/s/ Frank J. Nasta
Name:	Frank J. Nasta
Title:	Secretary